Exhibit 99.1

For Immediate Release

February 7, 2008

DRAXIS Health Reports Fourth Quarter and Year End Results

MONTREAL, QUEBEC, February 7, 2008 - DRAXIS Health Inc. (TSX: DAX); (Nasdaq: DRAX) reported financial results for the fourth quarter and the year ended December 31, 2007. Results for the fourth quarter of 2007 compared to the fourth quarter of 2006 were impacted by lower product sales in both the contract manufacturing and the radiopharmaceutical business segments, compounded by the significantly stronger Canadian dollar in the fourth quarter of 2007 relative to the same quarter in 2006.  All amounts are expressed in U.S. dollars.

Highlights

•                  Consolidated revenues for the fourth quarter of 2007 were $20.5 million compared to $24.4 million in the fourth quarter of 2006; consolidated revenues for the full year 2007 were $78.9 million compared to $89.0 million in 2006. The revenue decline was largely due to lower product sales in contract manufacturing, primarily sterile products, plus the loss of the non-cash Anipryl® deferred revenue amortization in 2007. Radiopharmaceutical product sales were also impacted by industry shortages of medical isotopes and the temporary suspension of production of one customer’s private label radioactive product.  Product sales for the fourth quarter of 2007 were $20.0 million versus $23.1 million for the fourth quarter of 2006.

•                  Operating loss for the fourth quarter was $1.2 million in 2007 compared to operating income of $4.3 million in 2006; full year 2007 operating income was $2.1 million in 2007 and $15.0 million in 2006.

•                  For the fourth quarter of 2007, diluted EPS was negative 1 cent (or positive 2 cents adjusted diluted EPS excluding severance charges — See Schedule of Supplemental Information, including footnote 1) compared to diluted EPS of 9 cents (or 7 cents adjusted diluted EPS) in the fourth quarter of 2006; for the full year 2007, diluted EPS was 4 cents (or 5 cents adjusted diluted EPS) compared to diluted EPS of 28 cents (or 21 cents adjusted diluted EPS) for the same period in 2006.

As previously indicated, substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents to reported earnings per share in 2006.

•                  Cash flows from operating activities in the fourth quarter of 2007 were $2.4 million and $12.6 million for the year 2007, compared to operating cash flows of $5.7 million and $16.5 million respectively for the same periods in 2006. The decrease was related to lower cash earnings in the contract manufacturing segment.

•                  Cash and cash equivalents at December 31, 2007 were $24.8 million compared to $21.4 million at December 31, 2006. The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options and customer financing, offset by capital expenditures for projects such as a new warehouse management system, information technology and SAP platform upgrades and new installations related to a substantial non-sterile contract with Johnson & Johnson Consumer Companies, Inc. (Johnson & Johnson Consumer) signed during the third quarter of 2007.

•                  DRAXIS has received notification from the US Food and Drug Administration (FDA) that the company’s manufacturing operations in Montreal, Quebec continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in October 2007.  The successful inspection was conducted primarily with regard to two products manufactured on behalf of clients in the DRAXIS Pharma sterile lyophilization (freeze-drying) production facility and in DRAXIS Health’s radiopharmaceutical business unit, DRAXIMAGE. There were no Form 483 Inspectional Observations issued during the FDA evaluation of DRAXIS’ systems.

•                  Subsequent to the end of the fourth quarter of 2007, the Board of Directors of DRAXIS appointed Mr. Dan Brazier as the new President and Chief Executive Officer effective January 1, 2008.  In addition, the Board appointed Mr. Jean-Pierre Robert to the position of Chief Operating Officer of DRAXIS Health Inc.

“The year 2007 has presented its fair share of challenges for the Company but as we proceed forward into 2008, we can see that the organizational and process changes we have instituted are beginning to have a positive impact,” said Dan Brazier, President and CEO of DRAXIS Health Inc.  “On an operating basis, net earnings for the fourth quarter of 2007 improved 4 cents over the third quarter of 2007, excluding severance charges in both quarters.  We have taken steps to manage overhead costs and eliminate redundancies to better control our cost structure in the face of the rapid and unprecedented strengthening of the Canadian dollar against the U.S dollar in 2007.  These moves include executive and staff reductions and the closure of our Mississauga offices in the first quarter of 2008.  While external factors such as customer changes to the timing of product demand and delivery and a shortage of medical isotopes constrained profitability in the fourth quarter, these are short term factors that we believe will have minimal impact going forward.”

Mr. Brazier also noted, “For the longer term, 2007 saw the completion of all non-financial milestones that contributed to the progress of key initiatives that will drive long term growth beginning in 2008.  We filed submissions for DRAXIMAGE® Sestamibi with three regulators globally.  We established a significant new contract for non-sterile products with Johnson & Johnson Consumer and broke ground on a second facility in the Montreal area that will help us service this new contract.  We met our 2007 internal target for new business as part of our plan to replace declining production of Hectotol® injection.  We successfully completed three FDA inspections, including two in the fourth quarter.  We successfully concluded an agreement with GE Healthcare, a leader in the nuclear medicine sector, naming them as exclusive distributor of DRAXIMAGE® Sestamibi for the United States.  We concluded an external evaluation of our MOLY-FILL™ Tc-99m Generator as part of the product development plan and in preparation for the next step in that product’s regulatory review and approval process. We also completed upgrades to the Company’s IT and SAP systems, including the installation of a new warehouse management system.  All of these initiatives accomplished in 2007 bode well for the long term viability and growth of the Company going forward.”

FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three-Month Periods			For the Years
Ended December 31,			Ended December 31,
2007	2006		2007	2006
(unaudited)	(unaudited)		(unaudited)	(unaudited)
		REVENUES
$20,024	$23,106	Product sales	$76,072	$83,545
433	465	Royalty and licensing	2,668	2,121
30	825	Anipryl® deferred revenues	120	3,301
$20,487	$24,396		$78,860	$88,967

$6,909	$10,446	Product Gross Margin	$26,454	$36,462
34.5%	45.2%	Product Gross Margin %	34.8%	43.6%

$(1,171)	$4,289	Operating income (loss)	$2,148	$14,952
-5.7%	17.6%	Operating Margin %	2.7%	16.8%

$24,796	$21,446	Cash and cash equivalents	$24,796	$21,446

$0	$0	Total debt	$0	$0

$2,395	$5,734	Cash flows from operating activities	$12,551	$16,450
(5,160)	(2,251)	Cash flows used in investing activities	(13,394)	(5,993)
$(2,765)	$3,483		$(843)	$10,457

$(551)	$3,687	Net income (loss)	$1,658	$11,547

$(0.01)	$0.09	Basic and diluted earnings (loss) per share	$0.04	$0.28

Two significant non-recurring items in 2007 positively affected financial performance relative to 2006. During the first quarter of 2007 the Company received a non-recurring milestone payment of $0.8 million from Shire BioChem Inc. (Shire) and an insurance payment of $0.5 million from a business interruption insurance claim related to the extended shutdown period in 2005. The impact of these items on operating income (loss) and diluted earnings (loss) per share are included in the Schedule of Supplemental Information below.

Under the Company’s Normal Course Issuer Bid, which began December 20, 2006 and which ended December 19, 2007, approximately $0.7 million has been returned to shareholders as of December 31, 2007 through the repurchase for cancellation of 130,100 common shares at an average price of $5.27 (CDN$5.21).

On January 16, 2008 DRAXIS received approval from the Toronto Stock Exchange (TSX) for a new Normal Course Issuer Bid to purchase up to 4,072,054 common shares, which represent approximately 10% of the 40,720,539 common shares in the public float as at January 14, 2008.  Purchases may begin on January 21, 2008 and the bid will end no later than January 20, 2009 or earlier if the Company purchases the maximum allowable number of shares. All shares will be purchased through the facilities of the TSX and will be cancelled.

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Revenues for the fourth quarter of 2007 were $15.1 million or 18% lower than the same quarter of 2006.  The decrease was due to lower sterile volumes, principally related to Hectorol® for Genzyme.  In addition, the fourth quarter of 2006 saw a one-time ramp up of volumes related to the GSK contract related to a specific market need at that time.

Hectorol® volumes accounted for the majority of volume increases in the fourth quarter of 2007 compared to the significant lower levels of the third quarter of 2007. Nevertheless, as expected, Hectorol® volumes did not achieve the record levels of 2006 and in particular the fourth quarter of 2006.

Included in this segment’s revenues for the quarter are approximately $0.9 million ($2.6 million for 2007) in product transfer activities related to the Company’s new Johnson & Johnson Consumer contract.

•                  Product gross margin percentage decreased to 27% in the fourth quarter and to 24% for 2007 compared to 39% and 36%, respectively, for the same periods of 2006. The decrease was driven by lower sterile volumes impacting margins through lower plant utilization and a lower percentage of sterile volumes as part of the overall product mix.

•                  Operating income for the fourth quarter of 2007 was $0.2 million and for 2007 was $2.6 million compared to operating income of $4.2 million and $13.0 million respectively for the same periods in 2006 due to lower sterile volumes and increased severance costs, partially offset by a revaluation of incentive awards.

•                  During the fourth quarter of 2007, the contract manufacturing division continued to implement procedures to reduce production delays that have in the past resulted in shipments not being released in a timely manner, impacting quarterly results for most of 2007.  While the Company has made improvements in expediting the process times for orders, shifting customer shipment schedules and reprioritizing projects associated with organizational changes, the improvements have to date only partially removed the backlog of built-up demand. The procedures being put in place to remove the backlog of demand and to improve the product release cycle are expected to improve operating performance on a quarter by quarter basis.

Radiopharmaceuticals

•                  Product sales of $5.8 million in the fourth quarter increased 4% compared to the fourth quarter of 2006 with the inclusion of freight charges in product sales revenues, which began on April 1, 2007.  Excluding freight charges, product sales in the fourth quarter of 2007 decreased slightly compared to the same period in 2006.  The Company temporarily suspended production early in the third quarter of 2007 of a private label radioactive product for one customer. This product historically contributed $350,000 to quarterly revenues. The customer will either permanently withdraw this product from the market or make formulation changes and their decision is expected in the first half of 2008.  Revenues for all of 2007 increased 8% from $21.5 million in 2006 to $23.2 million in 2007, driven by the inclusion of freight charges in revenues.

The radiopharmaceutical segment was also impacted by an industry shortage of medical isotopes in December 2007 as a result of an extended shutdown at a global supplier of these radioactive isotopes.  The Company has an alternative approved source of supply for its raw materials and was able to fill all customer orders but the shutdown affected the ability of radiopharmacies to carry out procedures resulting in lower than anticipated demand.

•                  Product gross margins for the quarter ended December 31, 2007 were 49% compared to 61% for the fourth quarter of 2006, due to the dilutive impact of including freight charges billed back to customers in revenues and cost of goods sold beginning on April 1, 2007, coupled with foreign exchange pressures caused by a much stronger Canadian dollar relative to comparable periods in 2006. Product gross margin for 2007 decreased to 56% compared to 63% for 2006 due to inclusion of freight charges and foreign exchange pressures.

•                  Operating income for the fourth quarter of 2007 was $0.8 million and $4.1 million for all of 2007 compared to $1.6 million and $5.6 million respectively for the same periods in 2006.  The decrease for both periods in 2007 was due to decreased volumes, pressures on margins from a strong Canadian dollar, regulatory filing fees and increased business development activities.

•                  On October 11, 2007, the Company was informed by Health Canada that an Abbreviated New Drug Submission (“A/NDS”) for DRAXIMAGE® Sestamibi that had been filed by the Company on August 17, 2007 with Health Canada had been screened and found acceptable for review.

•                  On December 20, 2007, DRAXIS announced that its radiopharmaceutical division had appointed GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE® Sestamibi in the United States.  DRAXIMAGE has granted GE Healthcare the exclusive right to market, distribute and sell its generic DRAXIMAGE® Sestamibi in the U.S. market and through its U.S. and Canadian radiopharmacy network once the primary innovator patent expires and marketing authorizations are received from the U.S. Food and Drug Administration (FDA) and Health Canada. Furthermore, GE Healthcare has agreed to purchase Technetium 99m Sestamibi injection exclusively from DRAXIMAGE. The initial term of the distribution agreement is for a minimum of three years following FDA approval of the DRAXIMAGE product.

•                  DRAXIMAGE is in discussions with potential marketing and manufacturing partners for its MOLY-FILL™ Technetium Generator.  During the fourth quarter of 2007, the Company completed a field test evaluation of a prototype version of this product and the results of the evaluation will contribute to the continuing product development process.

Outlook and Guidance Intentions

Guidance targets for 2007, which were revaluated during the course of 2007 were not achieved as a result of the following factors:

•                  Subsequent to the second quarter of 2007, an ongoing assessment of the Company’s cost structure began with the appointment of Jean-Pierre Robert as President of DSPI, thereby responsible for the Company’s operating units. In addition, a parallel review of the Company’s corporate overhead structure was initiated to reduce overhead costs and eliminate redundancies Company wide. This is related to the higher cost burden associated with these costs as a result of the stronger Canadian dollar, the upgrade of our SAP systems and overall plans to achieve greater efficiencies. During the course of 2007, the Company took severance cost provisions of $1.6 million in contract manufacturing and $0.7 million in its corporate segments as a result, including the decision to close its Mississauga office location in early 2008.

•                  During 2007, the strengthening of the Canadian dollar from $CDN1.165 per U.S. dollar as at December 31, 2006 to $CDN0.991 per U.S. dollar as at December 31, 2007 has resulted in foreign exchange losses for all of 2007 of approximately 3 cents per share or $1.7 million. This foreign exchange loss resulted from the revaluation of U.S. dollar-denominated net monetary assets.

•                  Since the vast majority of the Company’s cost structure is in Canadian dollars and a larger portion of the Company’s revenue stream is denominated in U.S dollars, the strengthening of the Canadian dollar has a significant negative impact on the Company’s underlying gross profit margin and operating expenses. We estimate the strengthening of the Canadian dollar has reduced operating profitability by approximately 3 to 4 cents per share on an annual basis relative to 2006.

•                  Volumes of radioactive products produced by the radiopharmaceutical operations were lower than expected for the second half of 2007 due to a decision by a customer to cease production of a private label radioactive product (which historically represented $350,000 in revenues per quarter) while the customer determines whether to continue to supply the market in the future pending possible formulation changes.

•                  During the course of 2007, two separate shortages for the supply of radioactive isotopes occurred which impacted the financial performance of the radiopharmaceutical segment. The first shortage resulted in the Company obtaining the approval of a secondary source of supply for the U.S. market. The second shortage created an industry wide decrease in demand in late 2007 for radioactive procedures due to a short supply in the market place of radioisotopes, being the key ingredient.

•                  Hectorol® production volumes in 2007 were $9 million lower than what they were in 2006 and significantly lower than what was originally forecasted for 2007. It is our understanding that these volumes may still vary materially either positively or negatively in future quarters as a result of continued uncertainty in customer demand.  The lower than expected volumes from Genzyme have offset the positive impact of increased volumes related to new business activities taking place during 2007 within our contract manufacturing division.  We believe that the trend is for Hectorol® volumes to ultimately be phased out during 2009. We also anticipate quarterly fluctuations in volume which may not be predictable.

•                  The contract manufacturing segment began to implement procedures, including organizational changes, to reduce production delays that have in the past resulted in shipments not being released in a timely manner impacting quarterly results for most of 2007.

While short-term financial performance for 2007 was below the Company’s expectations, the Company did achieve significant key milestones consistent with the sources of future growth for the Company in future years.

Guidance for Future Years

The Company expects progressively improving financial results during 2008 compared to 2007 as a result of increased demand through new business opportunities, product introductions and additional contracts. This is expected to result in continuing year-over-year growth in revenues, operating income, and cash flows going forward, starting from a base in 2008. Net earnings per share for 2008 are expected to increase significantly over 2007.  However, the extent to which the Company can reasonably predict the financial performance for 2008 is limited due to variables outside of the control of the Company. Accordingly, the Company does not plan to provide specific quantitative guidance given the anticipated period of expansion and significant growth that is expected to be accompanied by periods of increased forecast variability due to several factors, including the following:

•                  The timing and ramping up of commercial production of non-sterile products under the new contract with Johnson & Johnson Consumer will be influenced by both the product transfer process and the receipt of manufacturing site transfer approvals from appropriate regulatory agencies.

•                  We do expect revenue growth associated with product transfer activities for 2008 but, while such activities will generate positive margins, the margin percentage is expected to be dilutive to overall margins as we hire and train new personnel in anticipation of the commercial phase of the contract.

•                  Several potential new business opportunities have been identified as a result of increased marketing and outreach activities initiated during 2007. However the rate of conversion of such opportunities to new business contracts over the next several quarters has introduced increased forecasting variability.

•                  The timing and extent of radiopharmaceutical product introductions to European markets is highly dependent on receiving timely regulatory approvals, although additional approvals are expected during 2008, in several different countries.  The Company is actively working to establish one or more appropriate marketing and distribution partnerships, which will influence the rate at which product sales will grow in the EU markets.

•                  Revenue and earnings from the potential introduction of DRAXIMAGE® Sestamibi will depend on several factors including regulatory approvals, competitive activity, manufacturing execution, marketing and distribution partnerships and market acceptance following product launch.  This is expected to be a significant product for the Company and the variability around its introduction alone is expected to impact the accuracy of future forecasts for 2008 and 2009.

•                  The potential introduction of the MOLY-FILL™ Technetium Generator is expected to be a significant event given the limited product offerings currently available and the forecast variability associated with this product is highly dependent on somewhat unpredictable factors including regulatory approvals, marketing and/or distribution agreements, pricing strategies and market penetration rates.

The Company will provide updates to the extent possible as these opportunities evolve and if possible quantify the potential impact of each factor as they become more transparent as to timing and quantum.

Schedule of Supplemental Information

Reconciliation from reported operating income (loss) and diluted EPS to adjusted operating income (loss) and diluted EPS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three-Month Periods				For the Years
Ended December 31,				Ended December 31,
2007	2006	% Change		2007	2006	% Change

$(1,171)	$4,289	(127.3)%	Operating Income (Loss) - Reported	$2,148	$14,952	(85.6)%
			Adjustments:
—	—		(a) Non-recurring Shire milestone receipt (2)	(791)	—
—	—		(b) Insurance proceeds(3)	(517)	—
(265)	138	(292.0)%	(c) DSU (recovery) expense(4)	(383)	245	(256.3)%
1,719	—		(d) Severance	2,311	—
(30)	(825)	(96.4)%	Anipryl® deferred revenues	(120)	(3,301)	(96.4)%
$253	$3,602	(93.0)%	Operating Income - Adjusted(1)	$2,648	$11,896	(77.7)%

$(0.01)	$0.09		Diluted EPS - Reported	$0.04	$0.28
			Adjustments:
—	—		(a) Non-recurring Shire milestone receipt(2)	(0.01)	—
—	—		(b) Insurance proceeds(3)	(0.01)	—
—	—		(c) DSU (recovery) expense(4)	(0.01)	—
0.03	—		(d) Severance	0.04
—	(0.02)		Anipryl® deferred revenues	—	(0.07)
$0.02	$0.07		Diluted EPS - Adjusted(1)	$0.05	$0.21

(1) “Adjusted Operating Income (Loss)” and “Adjusted Diluted EPS” are defined as reported operating income (loss) and diluted EPS excluding certain items.  These terms do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  Management uses adjusted operating income (loss), among other factors to set performance goals and to measure the performance of the overall company.  The Company believes that investors’ understanding of our performance is enhanced by disclosing these measures.

(2) The Company became entitled to and received non-recurring contingent milestone payments from Shire.

(3) Insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

(4) Reflects the change in the value of Deferred Share Unit Plan based on the market price of the Company’s common stock.

See Note 7 of accompanying interim financial statements.

Interim Financial Report

This release incorporates by reference the 2007 fourth quarter interim financial report, which includes financial statements for the quarter ended December 31, 2007, prepared in accordance with U.S. GAAP, as well as Management’s Discussion & Analysis (MD&A) for the quarter. The interim report has been filed with applicable Canadian and U.S. securities regulatory authorities and is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports and  through the SEDAR and EDGAR databases and is also available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss fourth quarter and year end 2007 financial results at 10:00 a.m. (ET) on February 7, 2008. This call can be accessed by dialing 1-866-321-6651 and using Access Code 8659140, and will also be webcast live with access through the Company’s website at

www.draxis.com. The conference call will also be available in archived format on the Company’s website for 30 days following the conference call.

About DRAXIS Health Inc.:

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “Outlook and Guidance Intentions” above and the Company’s MD&A for the quarter ended December 31, 2007; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at February 6, 2008.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Executive Director, Investor Relations

Tel:  1-877-441-1984

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For Quarter Ended December 31, 2007

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) is based on the Company’s consolidated unaudited financial statements for the quarter ended December 31, 2007 and should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2006.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are discussed under: Accounting Matters.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  See Forward-Looking Statements on page 34 hereof for factors that may cause actual results or performance of the Company to be materially different.

This MD&A is dated February 6, 2008.

OVERVIEW

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Termination of Amortization of Anipryl® Deferred Revenues

As indicated previously, substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues previously resulted in non-cash revenues of $0.8 million per quarter, contributing approximately 7 cents per share per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but affects quarter-over-quarter and year-over-year comparisons of operating results beginning with the first quarter of 2007 (see Corporate and Other and Outlook).

Quarterly Financial Results

Financial Performance

The financial performance of the fourth quarter of 2007 was significantly weaker compared to the fourth quarter of 2006 due to lower overall sterile product sales driven mainly by reduced Hectorol® volumes for Genzyme Corporation (“Genzyme”) and volumes under the GlaxoSmithKline (“GSK”) contract.

In addition, the fourth quarter of 2007 was impacted by the following factors relative to the same period of 2006:

•                  Volumes of radioactive products produced by the radiopharmaceutical operations were lower than expected during the fourth quarter due to a decision by a customer to temporarily suspend production of a private label radioactive product (representing a loss of $350,000 in revenues per quarter).

•                  Results for the fourth quarter of 2007 were impacted by the slowdown in the nuclear medicine industry during December related to a shortage of medical isotopes which impacted demand which were resolved by the end of the quarter.

•                  As a result of the signing of its material contract with Johnson & Johnson Consumer Companies, Inc. (“Johnson & Johnson Consumer”) for non-sterile products, the Company’s non-sterile production areas continue to undergo significant activities to support product transfer requirements related to the contract.

•                  In July 2007, the Company announced senior level organizational changes designed to further streamline the Company’s leadership and better reflect the core operating businesses in Montreal (see Corporate Matters).  The Company recorded severance charges in the contract manufacturing segment of $0.6 million which impacted results by approximately 1 cent per share in the third quarter of 2007.  The Company continued to challenge its current organizational structure to reduce its overhead cost structure and additional severance provisions of $1.7 million (or approximately 3 cents per share) were taken in the fourth quarter of 2007.  The severance provisions include those related to the decision to close the Company’s Mississauga, Ontario office in the first quarter of 2008.

•                  The stronger Canadian dollar for the fourth quarter of 2007 compared to the same quarter of 2006 impacted overall margins across the Company’s operating segments as the majority of operating costs are in Canadian dollars.

The financial performance of the Company for the fourth quarter of 2007 was highlighted by:

•                  Product sales of $20.0 million down 13% from the fourth quarter of 2006 with product gross margin percentage of 35% compared to 45% in the fourth quarter of 2006.

•                  Operating loss of $1.2 million compared to income of $4.3 million for the fourth quarter of 2006.

•                  Basic and diluted EPS of negative 1 cent, representing a decrease of 10 cents from the fourth quarter of 2006.

•                  Net cash flows from operating activities of $2.4 million, down $3.3 million from the fourth quarter of 2006.

Non-Financial Performance

During the fourth quarter of 2007 and subsequent to it, the following key events took place:

•                  The Board of Directors of DRAXIS appointed Mr. Dan Brazier as the new President and Chief Executive Officer effective January 1, 2008.  In addition, the Board appointed Mr. Jean-Pierre Robert to the position of Chief Operating Officer of DRAXIS Health Inc. effective January 1, 2008.  Mr. Robert is also the President of DRAXIS Specialty Pharmaceuticals Inc. (“DSPI”).  On October 31,

2007 the Company had announced that Dr. Martin Barkin informed the Board of Directors that he would retire as the President and Chief Executive Officer of the Company effective December 31, 2007.

•                  On December 20, 2007, DRAXIS announced that DRAXIMAGE, its radiopharmaceutical division, has appointed GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE® Sestamibi in the United States. DRAXIMAGE® Sestamibi is a generic kit for the preparation of Technetium (Tc-99m) Sestamibi injection, a diagnostic cardiac imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart.

•                  DRAXIMAGE has granted GE Healthcare the exclusive right to market, distribute and sell its generic DRAXIMAGE® Sestamibi in the U.S. market and through its U.S. and Canadian radiopharmacy network once the primary innovator patent expires and marketing authorizations are received from the U.S. Food and Drug Administration (FDA) and Health Canada. Furthermore, GE Healthcare has agreed to purchase Technetium 99m Sestamibi injection exclusively from DRAXIMAGE. The initial term of the distribution agreement is for a minimum of three years following FDA approval of the DRAXIMAGE product.

•                  DRAXIS has received notification from the US Food and Drug Administration (FDA) that the company’s manufacturing operations in Montreal, Quebec continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in October 2007.  The successful inspection was conducted primarily with regard to two products manufactured on behalf of clients in the DRAXIS Pharma sterile lyophilization (freeze-drying) production facility and in DRAXIS Health’s radiopharmaceutical business unit, DRAXIMAGE. There were no Form 483 Inspectional Observations issued during the FDA evaluation of DRAXIS’ systems.

Consolidated Results of Operations and reconciliation of Non-GAAP Financial Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

For the Three-Month Periods					For the Years
Ended December 31,					Ended December 31,
2007	2006	$ Change	% Change		2007	2006	$ Change	% Change
				Revenues
$20,024	$23,106	$(3,082)	(13.3)%	Product sales	$76,072	$83,545	$(7,473)	(8.9)%
433	465	(32)	(6.9)%	Royalty and licensing	2,668	2,121	547	25.8%
30	825	(795)	(96.4)%	Anipryl® deferred revenues	120	3,301	(3,181)	(96.4)%
$20,487	$24,396	$(3,909)	(16.0)%		$78,860	$88,967	$(10,107)	(11.4)%

$6,909	$10,446	$(3,537)	(33.9)%	Product gross margin	$26,454	$36,462	$(10,008)	(27.4)%
34.5%	45.2%		(10.7)%	% of Product sales revenues	34.8%	43.6%		(8.9)%
463	1,290	(827)	(64.1)%	Royalty and licensing revenue	2,788	5,422	(2,634)	(48.6)%
(6,680)	(5,672)	(1,008)	(17.8)%	SG&A	(18,807)	(19,425)	618	3.2%
-33.4%	-24.5%		(8.8)%	% of Product sales revenues	-24.7%	-23.3%		(1.5)%
(173)	(392)	219	55.9%	R & D	(2,446)	(2,372)	(74)	(3.1)%
519	5,672	(5,153)	(90.8)%	EBITDA(1)	7,989	20,087	(12,098)	(60.2)%
2.5%	23.2%		(20.7)%	% of Total revenues	10.1%	22.6%		(12.4)%
(1,690)	(1,383)	(307)	(22.2)%	Depreciation and amortization	(5,841)	(5,135)	(706)	(13.7)%
(1,171)	4,289	(5,460)	(127.3)%	Operating income (loss)	2,148	14,952	(12,804)	(85.6)%
-5.7%	17.6%		(23.3)%	% of Total revenues	2.7%	16.8%		(14.1)%
				Financial
(71)	522	(593)	(113.6)%	Foreign exchange (loss) gain	(1,716)	282	(1,998)	(708.5)%
265	228	37	16.2%	Other	870	347	523	150.7%
426	(1,352)	1,778	131.5%	Income tax recovery (expense)	356	(4,034)	4,390	108.8%
$(551)	$3,687	$(4,238)	(114.9)%	Net income (loss)	$1,658	$11,547	$(9,889)	(85.6)%

$(0.01)	$0.09			Basic earnings (loss) per share	$0.04	$0.28

$(0.01)	$0.09			Diluted earnings (loss) per share	$0.04	$0.28

(1)

Income (loss) before depreciation and amortization, financing income, foreign exchange (loss) gain and income tax recovery (expense). This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement. EBITDA should not be construed as the equivalent of cash flows from operating activities. The most comparable U.S. GAAP earnings measure is operating income (loss). (see Accounting Matters - Non-GAAP Financial Measures).

The following provides a high level overview of the consolidated results of the Company.  Please refer to the segmented results for more detailed explanations.

Comparison of quarters ended December 31, 2007 and 2006

Consolidated revenues of $20.5 million for the fourth quarter of 2007 decreased 16% compared with the same period in 2006.  The decrease in consolidated revenues was driven by lower contract manufacturing product sales and the loss of the non-cash Anipryl® deferred revenue amortization. Consolidated revenues for the year ended December 31, 2007 decreased 11% compared to the year ended December 31, 2006 due to lower volumes in contract manufacturing and the loss of the non-cash Anipryl® deferred revenue amortization. These factors were partially offset by one-time contingent milestone payments from Shire BioChem Inc (“Shire”) which were earned in the first quarter of 2007.

Consolidated product sales decreased 13% to $20.0 million for the fourth quarter of 2007 compared with the same period in 2006.  Contract manufacturing product sales decreased 18% in the fourth quarter of 2007 compared to the same period of 2006. The decrease was related to lower sterile volumes mainly due to lower demand for Hectorol® and lower sterile volumes under the GSK contract relative to 2006. Radiopharmaceutical product sales increased 4% in the fourth quarter of 2007 over the same period of 2006. The increase was due to the inclusion of a chargeback for freight services beginning on April 1, 2007.  Product sales decreased (excluding freight charges) due to a lower demand related to an industry shortage of radioactive medical isotopes. In addition the Company suspended production of a private label radioactive product for one customer which historically contributed $350,000 in quarterly product sales.

Product gross margin percentages for fourth quarter of 2007 decreased to 35% as compared with 45% for the same period in 2006. The decline is attributable to reduced margins in the contract manufacturing segment resulting from lower sterile volumes, principally volumes of Hectorol®.

Royalty and licensing revenue decreased slightly for the fourth quarter of 2007 compared with the same period of 2006. The increase in royalty and licensing revenue for the year ended December 31, 2007 compared to the same period of 2006 reflects the receipt of $0.8 million of contingent milestone payments from Shire in the first quarter of 2007.

As a percentage of product sales, selling, general, and administrative expenses were 33% for the fourth quarter of 2007 and 25% for 2006 compared to 25% and 23% respectively for the same periods of 2006. The increases in selling, general and administrative expenses in absolute dollar terms for the fourth quarter of 2007 relate to severance provisions taken in the quarter of $1.7 million coupled with the impact of the strengthening of the Canadian dollar on Canadian denominated costs relative to 2006.  Selling, general and administrative expenses decreased for 2007 compared to the same period of 2006 due to an overall decrease in incentive plan accruals which more than offset total severance costs of $2.3 million.

R&D expenditures decreased by $219,000 in the fourth quarter of 2007 compared to the same period of 2006 due to finalization of the Company’s Sestamibi regulatory submissions earlier in the year. Overall R&D expenditures were similar for 2007 compared to 2006.  R&D resources in 2007 were largely focused on the Sestamibi and Technetium Generator projects.

Depreciation and amortization expense for the fourth quarter and for all of 2007 increased compared to the same periods of 2006 due to the completion of the Company’s IT and SAP upgrade activities in 2007, including the implementation of a new warehouse management system.

The majority of the Company’s operating costs are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and selling, general and administration expenses are negatively affected.

Foreign exchange had a significant impact on the fourth quarter of 2007 compared with 2006 due to the continued rapid strengthening of the Canadian dollar beginning in April 2007 which resulted in a foreign exchange loss of $1.7 million for 2007. The Company is subject to a foreign exchange loss as a result of the negative impact of the strengthening of the Canadian dollar on U.S. dollar-denominated monetary assets held by the Company. The Company expects to partially mitigate its currency related risk over the next 12 to 15 months by an increase in its U.S. dollar-denominated customer financing related to activities expected to be carried out in connection with the new non-sterile contract with Johnson & Johnson Consumer.

For the quarter ended December 31, 2007, the Company recorded an income tax recovery of $426,000.  The effective tax rate is lower than the statutory rate due primarily to the amount of R&D tax credits earned in the quarter. The level of tax credits generated from R&D activities in the radiopharmaceutical business also has the impact of lowering effective tax rates. The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income combined with the statutory rates in the respective jurisdictions in which the Company operates.

The basic weighted average number of common shares outstanding during the fourth quarter of 2007 was 41,978,362 and has increased from 41,544,683 in the fourth quarter of 2006, primarily as the result of the exercise of stock options, offset by shares purchased for cancellation under the Company’s Normal Course Issuer Bid initiated in 2006.

Radiopharmaceuticals
(in thousands of U.S. dollars)  (U.S. GAAP)

For the Three-Month Periods					For the Years
Ended December 31,					Ended December 31,
2007	2006	$ Change	% Change		2007	2006	$ Change	% Change
				Revenues
$5,766	$5,573	$193	3.5%	Product sales	$23,216	$21,508	$1,708	7.9%
—	(7)	7	(100.0)%	Royalty and licensing	—	(3)	3	(100.0)%
$5,766	$5,566	$200	3.6%		$23,216	$21,505	$1,711	8.0%

$2,801	$3,402	$(601)	(17.7)%	Product gross margin	$12,976	$13,433	$(457)	(3.4)%
48.6%	61.0%		(12.5)%	% of Product sales revenues	55.9%	62.5%		(6.6)%
(1,570)	(1,140)	(430)	(37.7)%	SG&A	(5,382)	(4,380)	(1,002)	(22.9)%
(173)	(392)	219	55.9%	R & D	(2,446)	(2,372)	(74)	(3.1)%
1,058	1,863	(805)	(43.2)%	EBITDA(1)	5,148	6,678	(1,530)	(22.9)%
18.3%	33.5%		(15.1)%	% of Revenues	22.2%	31.1%		(8.9)%
(280)	(286)	6	2.1%	Depreciation and amortization	(1,096)	(1,110)	14	1.3%
778	1,577	(799)	(50.7)%	Operating income	4,052	5,568	(1,516)	(27.2)%
13.5%	28.3%		(14.8)%	% of Revenues	17.5%	25.9%		(8.4)%

(1)	See Accounting Matters — Non-GAAP Financial Measures.

Nuclear medicine imaging and therapeutic agents are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including: a generic Sestamibi injection, a lyophilized product that is widely used for Technetium-based cardiac imaging studies; and a “next-generation” version of a Technetium Generator.

Financial highlights in this segment for the quarter ended December 31, 2007 included:

•                                          Product sales of $5.8 million $(5.4 million excluding freight charges included in revenues beginning April 1, 2007) for the quarter representing a 4% increase (or slight decrease excluding freight charges) over the fourth quarter of 2006.

•                                          Product gross margin percentage of 49% compared to 61% for the fourth quarter of 2006.

•                                          Operating income of $0.8 million compared to $1.6 million in the fourth quarter of 2006.

Comparison of quarters ended December 31, 2007 and 2006

Revenues for the quarter ended December 31, 2007 increased 4% compared with the same period of 2006 due to the inclusion of $400,000 of freight charges in revenues beginning April 1, 2007. Revenues for 2007 increased 8% compared to 2006 driven by the inclusion of freight charges in revenues.

Product revenues decreased excluding the inclusion of freight charges compared to the fourth quarter of 2006. The decrease is due to the Company temporarily suspending production early in the third quarter of 2007 of a private label radioactive product for one customer. This product contributed historically $350,000 to quarterly revenues. It is the Company’s belief that the customer will either permanently withdraw this product from the market place or make formulation changes and their decision is expected in the first half of 2008.

The radiopharmaceutical segment was also impacted by lower demand related to an industry shortage of radioactive medical isotopes in the fourth quarter of 2007. This was related to an extended shutdown at one of the largest global suppliers of radioactive isotopes late in 2007. While the Company has an alternative approved source of supply for its raw materials, the shutdown affects the ability of radiopharmacies to carryout procedures resulting in lower demand.

In the third quarter of 2007, the Company began installing its new capsule filler technology (“DRAXIMAGE SMARTFILLTM”) at customer radiopharmacies. The Company’s introduction of its DRAXIMAGE SMARTFILLTM capsule filler technology is expected to drive further growth into 2008. Installation of these units will continue into 2008.

For the quarter ended December 31, 2007 product gross margins were 49% compared to 61% for the fourth quarter of 2006, due to the dilutive impact of including freight charges billed back to customers in revenues and cost of goods sold beginning April 1, 2007, coupled with foreign exchange pressures caused by a much stronger Canadian dollar relative to comparable periods in 2006. Product gross margin for 2007 decreased to 56% compared to 63% for 2006 due to inclusion of freight charges and foreign exchange pressures.

Selling, general and administrative expenses increased slightly by $0.4 million for the fourth quarter of 2007 and $1.0 million for 2007 relative to the same periods of 2006 due to an increased investment in business development activities coupled with administrative regulatory filing fees for Europe and Canada.

R&D expenditures decreased in the fourth quarter of 2007 compared to 2006 due to finalization of the Company’s Sestamibi regulatory submissions earlier in the year and for 2007 compared to the same periods of 2006.  Overall R&D expenditures were similar for 2007 compared to 2006.  R&D resources in 2007 were largely focused on the Sestamibi and Technetium Generator projects.

Operating income was $0.8 million lower for the fourth quarter of 2007 and $1.5 million lower for all of 2007 compared to the same periods of 2006 due to decreased volumes as described above, pressures on margin from a stronger Canadian dollar, regulatory filing fees and increased business development activities.

Depreciation and amortization expense for this segment was relatively unchanged for the fourth quarter and for 2007 compared to the same periods of 2006.

Radiopharmaceutical Product Development Strategy

DRAXIMAGE® Sestamibi

As announced on February 2, 2007, DRAXIMAGE submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection, DRAXIMAGE® Sestamibi, a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests. Furthermore, the FDA acknowledged in July 2007 the receipt and acceptance for review of the ANDA for DRAXIMAGE® Sestamibi that was submitted.

The Company also announced on July 25, 2007 the filing of DRAXIMAGE® Sestamibi with European regulatory authorities.  The filing marks another milestone in the comprehensive plan to pursue major MPI markets globally.

The Company also filed an Abbreviated New Drug Submission (“A/NDS”) for DRAXIMAGE® Sestamibi on August 17, 2007 with Health Canada.  On October 11, 2007, the Company was informed by Health Canada that this submission had been screened and found acceptable for review.

The filing of the ANDA with the FDA, the A/NDS and the submission to the European regulatory authorities represented the achievement of key milestones in the DRAXIMAGE® Sestamibi project schedule.

On December 20, 2007, DRAXIS announced that DRAXIMAGE, its radiopharmaceutical division, has appointed GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE® Sestamibi in the United States. DRAXIMAGE® Sestamibi is a generic kit for the preparation of Technetium (Tc-99m) Sestamibi injection, a diagnostic cardiac imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart.

DRAXIMAGE has granted GE Healthcare the exclusive right to market, distribute and sell its generic DRAXIMAGE® Sestamibi in the U.S. market and through its U.S. and Canadian radiopharmacy network once the primary innovator patent expires and marketing authorizations are received from the U.S. Food and Drug Administration (FDA) and Health Canada. Furthermore, GE Healthcare has agreed to purchase Technetium 99m Sestamibi injection exclusively from DRAXIMAGE. The initial term of the distribution agreement is for a minimum of three years following FDA approval of the DRAXIMAGE product.

Technetium Generators

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies, with the rest located in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussions with potential development, marketing and manufacturing partners for its MOLY-FILL™ generator.  During the fourth quarter of 2007, the Company completed a test evaluation of the prototype version of this product filed and the results of the evaluation will contribute to the continuing product development process.

European Entry

DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the United States. In February 2005, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc99m Albumin Aggregated Injection (“MAA Kit”). Initial approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for this product in several additional European Union countries. This MAA Kit has since been approved in Germany, the United Kingdom, Belgium, Austria and Luxembourg.  DRAXIMAGE MDP, a product used for bone imaging, has been approved in the Netherlands and I-131 Sodium Iodide Therapeutic capsules for the treatment of thyroid cancer have been approved in Denmark.

Additional initial European approvals for the majority of other diagnostic imaging products are anticipated during 2008.  DRAXIMAGE has expanded its discussions with respect to potential commercial partners to target the European markets via strategic alliances. Strategic alliances could also potentially serve as a means for DRAXIMAGE to expand its product catalogue in North America as well as Europe. The Company expects discussions to continue during 2008.

Others

On August 22, 2007 DRAXIMAGE announced that it had established a research collaboration agreement with Med Discovery of Switzerland to explore the combination of Med Discovery’s targeted protein therapeutics with DRAXIMAGE’s radiopharmaceutical expertise in the therapeutic and diagnostics field.

Med Discovery’s lead proteins are themselves potential therapeutic agents for prostate cancer and a variety of other cancers.  This collaboration provides initially for the radiolabelling of certain Med Discovery’s proteins by DRAXIMAGE to assess the enhancement of their therapeutic action and their capability to detect micro tumors.  The proteins will be produced at Med Discovery’s facility in Switzerland and radiolabelled by DRAXIMAGE in Canada.

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise.  Contrast media products are injectable liquids produced in highly-specialized cGMP sterile production facilities, such as those in place at DRAXIS’ facilities which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North

American market for contrast media has been estimated to be valued at approximately $1.6 billion and we believe that is growing driven largely by the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

DRAXIMAGE has received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

DRAXIMAGE is providing I-131 MIBG for two clinical trials approved by the FDA under an Investigational New Drug (“IND”) application. One trial is a Phase II study in which I-131 MIBG is being administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, are being administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.  Both trials are currently under way.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three-Month Periods					For the Years
Ended December 31,					Ended December 31,
2007	2006	$ Change	% Change		2007	2006	$ Change	% Change

$15,080	$18,342	$(3,262)	(17.8)%	Product Sales	$54,926	$64,731	$(9,805)	(15.1)%

$4,125	$7,111	$(2,986)	(42.0)%	Product gross margin	$13,390	$23,215	$(9,825)	(42.3)%
27.4%	38.8%		(11.4)%	% of Product sales revenues	24.4%	35.9%		(11.5)%
(2,590)	(1,912)	(678)	(35.5)%	SG&A	(6,362)	(6,487)	125	1.9%
1,535	5,199	(3,664)	(70.5)%	EBITDA(1)	7,028	16,728	(9,700)	(58.0)%
10.2%	28.3%		(18.2)%	% of Revenues	12.8%	25.8%		(13.0)%
(1,315)	(1,012)	(303)	(29.9)%	Deprecation and amortization	(4,390)	(3,688)	(702)	(19.0)%
220	4,187	(3,967)	(94.7)%	Operating income	2,638	13,040	(10,402)	(79.8)%
1.5%	22.8%		4.8%	% of Revenues	4.8%	20.1%		(15.3)%

(1)     See Accounting Matters — Non-GAAP Financial Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures certain pharmaceutical products (specifically, cold kits) for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Financial highlights in this segment for the quarter ended December 31, 2007 included:

•                  Revenues of $15.1 million for the fourth quarter of 2007 represented a decrease of $3.3 million or 18% compared to the fourth quarter of 2006.

•                  Product gross margin percentage of 27% compared to 39% for the fourth quarter of 2006.

•                  Operating income of $0.2 million as compared to operating income of $4.2 million for the fourth quarter of 2006.

Comparison of quarters ended December 31, 2007 and 2006

For the quarter ended December 31, 2007, revenues decreased by $3.3 million or 18% over the same period of 2006. The decrease was due to lower sterile volumes, principally related to Hectorol® for Genzyme.  In addition, the fourth quarter of 2006 saw a one-time ramp up of volumes related to the GSK contract related to a specific market need at that time.

Hectorol® volumes accounted for the majority of volume increases in the fourth quarter of 2007 compared to the significant lower levels of the third quarter of 2007. Nevertheless, as expected, Hectorol® volumes did not achieve the record levels of 2006 and in particular the fourth quarter of 2006.

During the fourth quarter of 2007, the contract manufacturing division of DRAXIS continued to implement procedures to reduce production delays that have in the past resulted in shipments not being released in a timely manner impacting quarterly results for most of 2007. While the Company has made improvements in expediting the process times for orders, shifting customer shipment schedules and reprioritization of projects associated with organizational changes, the improvements have to date only partially removed the backlog of built-up demand. The procedures being put in place to remove the backlog of demand to improve the product release cycle are expected to improve operating performance on a quarter by quarter basis.

In addition, volumes for 2007 were $1 million below the Company’s expectations due to a decision of a non-sterile customer to reduce its supply chain inventory levels for 2007. The impact is expected to be a one-time reduction in volumes for these non-sterile products with volumes returning to historical levels thereafter.

Included in this segment’s revenues for the quarter are approximately $0.9 million ($2.6 million for 2007) in completed product transfer activities related to the Company’s new Johnson & Johnson Consumer contract (see below).

Sterile products represented approximately 67% of manufacturing revenues (70% for 2007) compared to 77% (80% for the year ended December 31, 2006) for the fourth quarter of 2006.

Product gross margin percentage decreased to 27% in the fourth quarter of 2007 and 24% for the year compared to 39% and 36%, respectively, for the same periods of 2006. The decrease was driven by lower sterile volumes impacting margins through lower plant utilization and a lower percentage of sterile volumes as part of the overall product mix.

Selling, general and administrative expenses increased by $0.7 million for the fourth quarter of 2007 compared to 2006 due to severance related costs in the quarter. Selling, general and administrative expenses for 2007 as compared to 2006 were flat as total severances costs of $1.6 million were offset by the revaluation of incentive awards based on current financial performance and cost savings related to head count reductions.

Depreciation and amortization for the fourth quarter and all of 2007 increased compared to the same periods of 2006 due to completion in 2007 of the installation and implementation of a new warehouse management system as part of the overall upgrade of the Company existing SAP platform and IT infrastructure.

Operating income for the fourth quarter of 2007 was $0.2 million and operating income for 2007 was $2.6 million compared to operating income of $4.2 million and $13.0 million respectively for the same periods in 2006 due to lower sterile volumes and increased severance costs, partially offset by a revaluation of incentive awards.

New Johnson & Johnson Consumer Contract

During the third quarter of 2007, the Company announced it had expanded its existing contract manufacturing relationship with Johnson & Johnson Consumer and entered into a new definitive supply agreement to provide commercial manufacturing services for a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the United States.

The new multi-year contract runs to the end of 2013. It includes approximately two years of manufacturing site transfer and process validation activities followed by five years of commercial production, which is scheduled to begin in 2009. Commercial production is expected to generate incremental revenues in excess of US$120 million over the five year period of 2009 through 2013. The transfer of equipment and production technologies, which is in progress, is expected to generate additional cumulative revenues during 2007 and 2008 of approximately US$6 to US$8 million. The contract also contemplates optional extensions beyond 2013.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three-Month Periods					For the Years
Ended December 31,					Ended December 31,
2007	2006	$ Change	% Change		2007	2006	$ Change	% Change
				Revenues
$199	$36	$163	452.8%	Product sales	$686	$295	$391	132.5%
(1,021)	(845)	(176)	(20.8)%	Intercompany eliminations	(2,756)	(2,989)	233	7.8%
433	472	(39)	(8.3)%	Royalty and licensing	2,668	2,124	544	25.6%
30	825	(795)	(96.4)%	Anipryl® deferred revenues	120	3,301	(3,181)	(96.4)%
(359)	488	(847)	(173.6)%		718	2,731	(2,013)	(73.7)%

$(17)	$(67)	$50	74.6%	Product gross margin	$88	$(186)	$274	147.3%
(2,520)	(2,620)	100	3.8%	SG&A	(7,063)	(8,558)	1,495	17.5%
(2,074)	(1,390)	(684)	(49.2)%	EBITDA(1)	(4,187)	(3,319)	(868)	(26.2)%
577.7%	-284.8%			% of Revenues	-583.1%	-121.5%
(95)	(85)	(10)	(11.8)%	Depreciation and amortization	(355)	(337)	(18)	(5.3)%
(2,169)	(1,475)	(694)	(47.1)%	Operating loss	(4,542)	(3,656)	(886)	(24.2)%
604.2%	-302.3%			% of Revenues	-632.6%	-133.9%

(1)     See Accounting Matters — Non-GAAP Financial Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and intercompany eliminations.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters ended December 31, 2007 and 2006

Revenues related to the corporate segment were $0.8 million lower for the fourth quarter of 2007 and $2.0 million lower for the year compared to 2006 due mainly to the termination of the amortization of the vast majority of Anipryl® deferred revenues on December 31, 2006.

Royalty and licensing revenue for 2007 was $0.5 million higher and relatively flat for the fourth quarter of 2007 compared to 2006 due to the receipt of contingent milestone payments of $0.8 million from Shire in the first quarter of 2007.

Intercompany eliminations (related to the manufacture of lyophilized products by the contract manufacturing segment for the radiopharmaceutical segment) vary as the level of intercompany sales vary but do not impact segmented profitability.

Depreciation and amortization expense in this segment in the fourth quarter and for 2007 was flat as compared to the same periods of 2006. Fluctuations are generally driven by changes to exchange rates.

Selling, general and administrative expenses in the fourth quarter of 2007 were flat compared to 2006.  Included in selling, general and administrative expenses are severance costs of $0.7 million for the fourth quarter of 2007 related mainly to the Company’s decision to close its Mississauga, Ontario office in early 2008.  The increase related to severance costs was offset by an overall decrease in incentive plan costs related to Company performance and a revaluation of deferred share unit plan accruals due to a lowering of the Company’s share price from the September 30, 2007 share price.

Selling, general and administrative expenses decreased $1.5 million for 2007 compared to 2006 due to the reduced costs related to employee short and long-term incentive plans (including revaluation of the deferred share unit plan) which more than offset $0.7 of million of severance costs in the fourth quarter of 2007.

Operating loss from this segment was $2.2 million in the fourth quarter of 2007 compared to a $1.5 million loss in the same period of 2006 due mainly to the termination of the amortization of the vast majority of Anipryl® deferred revenues on December 31, 2006.

Operating loss for this segment was $0.9 million greater for 2007 relative to the same period of 2006 as the decrease in Anipryl® deferred revenues was only partially offset by a reduction in corporate selling, general, and administrative expenses.  Severances costs in selling, general and administrative expense as described above were more than offset by a reduced costs related to employee short and long-term incentive plans.

Corporate Matters

New CEO and COO

The Board of Directors of DRAXIS appointed Mr. Dan Brazier as the new President and Chief Executive Officer effective January 1, 2008.  In addition, the Board has appointed Mr. Jean-Pierre Robert to the position of Chief Operating Officer of DRAXIS. Mr. Robert is also President of DSPI

These new appointments are the result of a long term process established by the Company to identify a successor to Dr. Martin Barkin who informed the Board of his decision to retire as President and CEO and resign from the Board of Directors of DRAXIS, both effective December 31, 2007.

Normal Course Issuer Bids

DRAXIS has received approval from the Toronto Stock Exchange (TSX) for its Normal Course Issuer Bid (2008 NCIB) to purchase up to 4,072,054 common shares, which represent approximately 10% of the 40,720,539 common shares in the public float as at January 14, 2008.

Purchases may begin on January 21, 2008 and the bid will end no later than January 20, 2009 or earlier if the Company purchases the maximum allowable number of shares. All shares will be purchased through the facilities of the TSX and will be cancelled.  Subject to any block purchases made in accordance with the rules of the TSX, the Company is subject to a daily repurchase restriction of 23,084 common shares, which represents 25% of the average daily trading volume of the Company’s common shares for the six-months ended December 31, 2007.

Any purchases made pursuant to the 2008 NCIB will be made in accordance with the rules of the TSX and will be made at the market price of the common shares at the time of the acquisition.

As of December 31, 2007, 130,100 shares were purchased under a previous issuer bid which terminated on December 19, 2007.

Permax® Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a fourth-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No provisions have been taken pursuant to this claim.

On December 12th, 2007 a hearing at the Superior Court of Justice of Ontario was held.  The judge ordered the plaintiff to serve a certification motion and full motion record by February 29, 2008.  On March 11, 2008, a status hearing will be held at the Superior Court of Justice.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)
	Dec 31, 2007	Dec 31, 2006

Cash and cash equivalents	$24,796	$21,446
Restricted cash	$1,326	—
Non-financial working capital (net)(1)	$21,325	$21,247

	Q4, 2007	Q4, 2006

Cash flows from operating activities	$2,395	$5,734
Cash flows used in investing activities	$(5,160)	$(2,251)

(1)Excluding cash and cash equivalents, current portion of deferred revenues and customer deposits.

	Feb 6, 2008	Dec 31, 2007	Dec 31, 2006

Common shares issued and outstanding	42,062,538	42,062,538	41,522,138
Stock options outstanding	2,135,828	1,875,828	2,257,995
Outstanding options as a % of outstanding shares	5.1%	4.5%	5.4%

Cash and cash equivalents at December 31, 2007 totalled $24.8 million as compared with $21.4 million as at December 31, 2006.  The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options and customer financing offset by capital expenditures.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  All investments as of December 31, 2007 had less than three months maturity.  The Company’s investments are primarily in guaranteed investment certificates. As at December 31, 2007 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended December 31, 2007, cash flows from operating activities were $2.4 million compared to $5.7 million for the same period of 2006.  The decrease was related to lower cash earnings in the contract manufacturing segment.

Non-financial working capital, comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at December 31, 2007 remained relatively unchanged compared to December 31, 2006 due to a significant reduction in outstanding receivables related to lower volumes for 2007 offset by increases in semi-finished and finished inventory levels in the contract manufacturing segment.

Capital expenditures for the fourth quarter of 2007 are mainly attributable to the Johnson & Johnson Consumer supply agreement signed in the third quarter of 2007.  Capital expenditures for 2007 were related to the Johnson & Johnson Consumer contract, information technology and SAP platform upgrades and a new warehouse management system.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $0.3 million for the quarter ended December 31, 2007 and $2.1 million for the year compared with $0.4 million and $1.9 million respectively for the comparative periods of 2006.

During the fourth quarter, 117,700 shares were purchased under a normal course issuer bid (which terminated on December 19, 2007) at a cost of $622,000.  For the year, 130,100 shares were purchased at a cost of $686,000.

Bank Financing

The Company chose not to renew its credit facilities upon their scheduled expiration date in June 2007. The Company plans to explore new credit facility arrangements in conjunction with new business opportunities. The Company believes that its current cash position and cash flows are sufficient to achieve the Company’s business plans.

Customer Financing

The Company received during 2007 $1.6 million ($0.4 million in the fourth quarter) in U.S. dollar-denominated customer financing related to capital installation activities being performed to transfer in products to the contract manufacturing operations under the Company’s new contract with Johnson & Johnson Consumer. The customer financing will be drawn down as commercial batches are produced under the contract. The customer financing will be secured by the specific capital installations made in preparation for this contract.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $37,000 during the quarter ended December 31, 2007 and $131,000 for 2007 ($31,000 during the fourth quarter and $127,000 for the year ended December 31, 2006) to a company controlled by a member of the Board of Directors, related to the lease of its registered office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expired in May 2006, and lease payments continue on a monthly basis. The Company terminated the lease and will vacate the premise as part of the closing of the Mississauga office location in the first quarter of 2008.

Internal Controls

There were no changes to the Company’s internal controls which were made during the fourth quarter of 2007 that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors which could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigors and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process.  Accordingly, the Company does not and does not plan to provide either specific quarterly guidance or revenue guidance.

Outlook and Guidance Intentions

Guidance targets for 2007, which were revaluated during the course of 2007 were not achieved as a result of the following factors:

•                  Subsequent to the second quarter of 2007, an ongoing assessment of the Company’s cost structure began with the appointment of Jean-Pierre Robert as President of DSPI, thereby responsible for the Company’s operating units. In addition, a parallel review of the Company’s corporate overhead structure was initiated to reduce overhead costs and eliminate redundancies Company wide. This is related to the higher cost burden associated with these costs as a result of the stronger Canadian dollar, the upgrade of our SAP systems and overall plans to achieve greater efficiencies. During the course of 2007, the Company took severance cost provisions of $1.6 million in contract manufacturing and $0.7 million in its corporate segments as a result, including the decision to close its Mississauga office location in early 2008.

•                  During 2007, the strengthening of the Canadian dollar from $CDN1.165 per U.S. dollar as at December 31, 2006 to $CDN0.991 per U.S. dollar as at December 31, 2007 has resulted in foreign exchange losses for all of 2007 of approximately 3 cents per share or $1.7 million. This foreign exchange loss resulted from the revaluation of U.S. dollar-denominated net monetary assets.

•                          Since the vast majority of the Company’s cost structure is in Canadian dollars and a larger portion of the Company’s revenue streams is denominated in U.S dollars, the strengthening of the Canadian dollar has a significant negative impact on the Company’s underlying gross profit margin and operating expenses. We estimate the strengthening of the Canadian dollar has reduced operating profitability by approximately 3 to 4 cents per share on an annual basis relative to 2006.

•                          Volumes of radioactive products produced by the radiopharmaceutical operations were lower than expected for the second half of 2007 due to a decision by a customer to cease production of a private label radioactive product (which historically represented $350,000 in revenues per quarter) while the customer determines whether to continue to supply the market in the future pending possible formulation changes.

•                          During the course of 2007, two separate shortages for the supply of radioactive isotopes occurred which impacted the financial performance of the radiopharmaceutical segment. The first shortage resulted in the Company obtaining the approval of a secondary source of supply for the U.S. market.

The second shortage created an industry wide decrease in demand in late 2007 for radioactive procedures due to a short supply in the market place of radioisotopes, being the key ingredient.

•                          Hectorol® production volumes in 2007 were $9 million lower than what they were in 2006 and significantly lower than what was originally forecasted for 2007. It is our understanding that these volumes may still vary materially either positively or negatively in future quarters as a result of continued uncertainty in customer demand.  The lower than expected volumes from Genzyme have offset the positive impact of increased volumes related to new business activities taking place during 2007 within our contract manufacturing division.  We believe that the trend is for Hectorol® volumes to ultimately be phased out during 2009. We also anticipate quarterly fluctuations in volume which may not be predictable.

•                          The contract manufacturing segment began to implement procedures, including organizational changes, to reduce production delays that have in the past resulted in shipments not being released in a timely manner impacting quarterly results for most of 2007.

While short-term financial performance for 2007 was below the Company’s expectations, the Company did achieve significant key milestones consistent with the sources of future growth for the Company in future years.

Guidance for Future Years

The Company expects progressively improving financial results during 2008 compared to 2007 as a result of increased demand through new business opportunities, product introductions and additional contracts. This is expected to result in continuing year-over-year growth in revenues, operating income, and cash flows going forward, starting from a base in 2008. Net earnings per share for 2008 are expected to increase significantly over 2007.  However, the extent to which the Company can reasonably predict the financial performance for 2008 is limited due to variables outside of the control of the Company. Accordingly, the Company does not plan to provide specific quantitative guidance given the anticipated period of expansion and significant growth that is expected to be accompanied by periods of increased forecast variability due to several factors, including the following:

•                  The timing and ramping up of commercial production of non-sterile products under the new contract with Johnson & Johnson Consumer will be influenced by both the product transfer process and the receipt of manufacturing site transfer approvals from appropriate regulatory agencies.

•                  We do expect revenue growth associated with product transfer activities for 2008 but, while such activities will generate positive margins, the margin percentage is expected to be dilutive to overall margins as we hire and train new personnel in anticipation of the commercial phase of the contract.

•                  Several potential new business opportunities have been identified as a result of increased marketing and outreach activities initiated during 2007. However the rate of conversion of such opportunities to new business contracts over the next several quarters has introduced increased forecasting variability.

•                  The timing and extent of radiopharmaceutical product introductions to European markets is highly dependent on receiving timely regulatory approvals, although additional approvals are expected during 2008, in several different countries.  The Company is actively working to establish one or more appropriate marketing and distribution partnerships, which will influence the rate at which product sales will grow in the EU markets.

•                  Revenue and earnings from the potential introduction of DRAXIMAGE® Sestamibi will depend on several factors including regulatory approvals, competitive activity, manufacturing execution, marketing and distribution partnerships and market acceptance following product launch.  This is expected to be a significant product for the Company and the variability around its introduction alone is expected to impact the accuracy of future forecasts for 2008 and 2009.

•                  The potential introduction of the MOLY-FILL™ Technetium Generator is expected to be a significant event given the limited product offerings currently available and the forecast variability associated with this product is highly dependent on somewhat unpredictable factors including regulatory approvals, marketing and/or distribution agreements, pricing strategies and market penetration rates.

The Company will provide updates to the extent possible as these opportunities evolve and if possible quantify the potential impact of each factor as they become more transparent as to timing and quantum.

Other

The Board of Directors believes that the Company’s shares trade, from time to time, well below their real value and that the trading price of the shares does not reflect the potential inherent value in the Company’s core competencies.  Accordingly, as mentioned above under “Corporate Matters”, the Board of Directors authorized in January 2008 the 2008 NCIB and will continue to consider other strategies to enhance the trading value of its shares.

SUMMARY OF QUARTERLY RESULTS
(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	Q4, 2007	Q3, 2007	Q2, 2007	Q1, 2007	Q4, 2006	Q3, 2006	Q2, 2006	Q1, 2006

Revenues
Product sales	$20,024	$17,370	$19,048	$19,630	$23,106	$19,788	$23,003	$17,648
Royalty and licensing	433	558	359	1,318	465	617	437	603
Anipryl® deferred revenues	30	30	30	30	825	825	825	825
	$20,487	$17,958	$19,437	$20,978	$24,396	$21,230	$24,265	$19,076

Net (loss) income	$(551)	$(1,376)	$1,575	$2,010	$3,687	$2,604	$3,564	$1,692

Basic and diluted (loss) earnings per share	$(0.01)	$(0.03)	$0.04	$0.05	$0.09	$0.06	$0.09	$0.04

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s unaudited consolidated financial statements for the quarter ended December 31, 2007, which have been prepared in accordance with U.S. GAAP. The preparation of the Company’s consolidated financial statements (“Consolidated Financial Statements”) requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Note 2 to the Company’s 2006 audited annual Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale.  The Company does not take general provisions for inventory obsolescence.

Billing of Freight Costs Included in Radiopharmaceutical Revenues and Cost of Sales

Effective April 1, 2007, the Company began including, in the radiopharmaceutical segment revenues, freight charges incurred and billed back to customers at nominal markup. Freight charges previously were paid directly by customers and not included in revenues or cost of goods sold. As a result, revenues and cost of goods sold now reflect the amount of freight charges paid and billed to customers. Revenues and cost of goods sold each include $400,000 in the fourth quarter of 2007 resulting in a dilution of product gross margin percentage for the radiopharmaceutical segment.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S. dollar-denominated net monetary assets of its Canadian operations. The Company does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S. dollar-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption.

The Company has implemented FIN 48 effective January 1, 2007 as described in the accompanying notes to the Consolidated Financial Statements for the fourth quarter of 2007. The implementation did not have a material impact on the financial statements of the Company. Accordingly, no adjustment has been made to the opening balance of retained earnings.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income (loss).

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of fourth party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “Outlook” above; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at February 6, 2008.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three-Month Periods			For the Years
Ended December 31,			Ended December 31,
2007	2006		2007	2006
		REVENUES
$20,024	$23,106	Product sales	$76,072	$83,545
463	1,290	Royalty and licensing	2,788	5,422
20,487	24,396		78,860	88,967
		EXPENSES
13,115	12,660	Cost of goods sold, excluding depreciation and amortization (Note 3)	49,618	47,083
6,680	5,672	Selling, general and administration	18,807	19,425
173	392	Research and development	2,446	2,372
1,690	1,383	Depreciation and amortization	5,841	5,135
21,658	20,107		76,712	74,015
(1,171)	4,289	Operating income (loss)	2,148	14,952
265	228	Financing income, net	870	347
(71)	522	Foreign exchange (loss) gain	(1,716)	282
(977)	5,039	Income (loss) before income taxes	1,302	15,581
426	(1,352)	Income taxes recovery (expense)	356	(4,034)
$(551)	$3,687	Net income (loss)	$1,658	$11,547

$(0.01)	$0.09	Basic earnings (loss) per share (Note 4)	$0.04	$0.28

$(0.01)	$0.09	Diluted earnings (loss) per share (Note 4)	$0.04	$0.28

		Weighted-average number of shares outstanding
41,978,362	41,544,683	- basic	41,955,989	41,592,507
41,978,362	41,654,103	- diluted	42,096,250	41,675,682

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	December 31,	December 31,
	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$24,796	$21,446
Restricted cash	1,326	—
Accounts receivable	18,059	20,683
Inventories (Note 5)	9,620	7,590
Prepaid expenses	1,358	735
Deferred income taxes, net	1,608	3,179
Total current assets	56,767	53,633

Accounts receivable, long term	2,514	—
Property, plant and equipment, net	58,494	46,292
Goodwill, net	885	753
Intangible assets, net	240	318
Other assets	310	407
Deferred income taxes, net	8,724	4,559
Total assets	$127,934	$105,962

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$11,904	$10,940
Current portion of deferred revenues	411	329
Customer deposits	385	576
Total current liabilities	12,700	11,845
Other liabilities	164	990
Deferred revenues	594	712
Customer financing	3,135	—
Total liabilities	$16,593	$13,547

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$79,814	$77,749
Additional paid-in capital	15,984	15,475
Deficit	(6,576)	(8,234)
Accumulated other comprehensive income	22,119	7,425
Total shareholders’ equity	111,341	92,415
Total liabilities and shareholders’ equity	$127,934	$105,962

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three-Month Periods			For the Years
Ended December 31,			Ended December 31,
2007	2006		2007	2006
		Common Stock (Number of Shares)
42,075,238	41,882,538	Balance, beginning of period	41,522,138	41,588,005
105,000	105,000	Exercise of options	670,500	647,333
(117,700)	(465,400)	Repurchased for cancellation	(130,100)	(713,200)
42,062,538	41,522,138	Balance, end of period	42,062,538	41,522,138
		Common Stock
$79,720	$78,355	Balance, beginning of period	$77,749	$77,313
246	379	Exercise of options	2,058	1,934
136	—	Fair values of options exercised	325	—
(288)	(985)	Repurchased for cancellation	(318)	(1,498)
$79,814	$77,749	Balance, end of period	$79,814	$77,749
		Additional Paid In Capital
$16,142	$16,432	Balance, beginning of period	$15,475	$15,370
312	232	Stock-based compensation	1,202	968
(136)	—	Fair values of options exercised	(325)	—
(334)	(1,189)	Common shares purchased for cancellation	(368)	(1,779)
—	—	Expiry of warrants	—	916
$15,984	$15,475	Balance, end of period	$15,984	$15,475
		Warrants
$—	$—	Balance, beginning of period	$—	$916
—	—	Expiry of warrants	—	(916)
$—	$—	Balance, end of period	$—	$—
		Deficit
$(6,025)	$(11,921)	Balance, beginning of period	$(8,234)	$(19,781)
(551)	3,687	Net income (loss)	1,658	11,547
$(6,576)	$(8,234)	Balance, end of period	$(6,576)	$(8,234)
		Accumulated Other Comprehensive Income (Loss)
$21,831	$10,910	Balance, beginning of period	$7,425	$7,810
288	(3,485)	Other comprehensive income (loss)	14,694	(385)
22,119	7,425	Balance, end of period	22,119	7,425
$111,341	$92,415	Total shareholders’ equity	$111,341	$92,415
		Comprehensive Income (Loss)
$288	$(3,485)	Foreign currency translation adjustments	$14,694	$(385)
(551)	3,687	Net income (loss)	1,658	11,547
$(263)	$202	Total comprehensive income (loss)	$16,352	$11,162

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three-Month Periods			For the Years
Ended December 31,			Ended December 31,
2007	2006		2007	2006
		CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
$(551)	$3,687	Net income (loss)	$1,658	$11,547
		Adjustments to reconcile net income (loss) to net cash from (used in) operating activities
(30)	(868)	Amortization of deferred revenues	(120)	(3,301)
1,690	1,383	Depreciation and amortization	5,841	5,135
312	232	Stock-based compensation	1,202	968
(675)	1,236	Deferred income taxes	(1,316)	3,227
(319)	(522)	Foreign exchange	1,326	(282)
(265)	138	Deferred Share Unit (recovery) expense (Note 7)	(383)	245
119	34	Other	635	417
		Changes in operating assets and liabilities
(184)	(4,944)	Accounts receivable	6,825	(4,615)
(982)	—	Accounts receivable, long term	(2,501)	—
1,535	—	Proceeds from customer financing used in operations	1,535	—
(283)	1,142	Inventories	(692)	44
186	493	Prepaid expenses	(359)	279
1,773	3,217	Accounts payable and accrued liabilities	(233)	2,280
28	682	Other liabilities	(791)	682
41	(176)	Deferred revenues	(76)	(176)
2,395	5,734	Net cash from (used in) operating activities	12,551	16,450
		CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
(2,228)	(2,090)	Expenditures for property, plant and equipment	(10,325)	(5,656)
(1,543)	—	Increase in receivables related to property, plant and equipment	(1,543)	—
(63)	(161)	Increase in intangible assets	(200)	(359)
(1,326)	—	Restricted cash	(1,326)	—
—	—	Proceeds from disposition of equipment	—	22
(5,160)	(2,251)	Net cash from (used in) investing activities	(13,394)	(5,993)
		CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
400	—	Proceeds from customer financing	3,135	—
—	—	Proceeds from customer financing used in operations	(1,535)	—
61	(62)	Customer deposits, net	(74)	(73)
246	379	Exercise of options	2,058	1,934
(622)	(2,174)	Common shares purchased for cancellation	(686)	(3,277)
85	(1,857)	Net cash from (used in) financing activities	2,898	(1,416)
548	(71)	Effect of foreign exchange rate changes on cash and cash equivalents	1,295	15
(2,132)	1,555	Net increase (decrease) in cash and cash equivalents	3,350	9,056
26,928	19,891	Cash and cash equivalents, beginning of period	21,446	12,390
$24,796	$21,446	Cash and cash equivalents, end of period	$24,796	$21,446

		Additional Information
$—	$—	Interest paid	$—	$—
$207	$—	Income taxes paid	$810	$561

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policy

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2006, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at December 31, 2007 and the results of operations and cash flows for the years ended December 31, 2007 and 2006.

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

2.                                      Change in Accounting Policy

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition matters.

The adoption of FIN 48 did not impact the Company’s consolidated financial position, results of operations or cash flows.

The Company’s policy is to recognize interest related to unrecognized tax benefits and penalties as financial expense.  There were no interest or penalties accrued at December 31, 2007.

As at January 1, 2007, the Company had provided $1.0 million of valuation allowance in the deferred tax asset accounts with respect to the tax filing position taken related to the disposition of assets in prior years. The uncertainty arises from the fact that the tax treatment taken is subject to interpretation and it was more likely than not at the time of filing that the position would be successfully challenged by the taxation authorities. If the filing position is accepted by the taxation authorities, the provision would be reversed into income as a reduction in deferred income tax expense in the year of acceptance. The Company expects this matter to be resolved during 2008.  The Company has not recorded any increases and decreases in unrecognized tax benefits as a result of tax positions taken during the current period.

The Company and its subsidiaries’ income tax returns are subject to examination by tax authorities for the years ending December 31, 2000 through December 31, 2007.

There are no other items of a material nature with respect to uncertainty in income taxes.

3.                                      Cost of Goods Sold

In the first quarter of 2007, DRAXIS received insurance proceeds of $517 in settlement of business interruption losses related to the extended shutdown in the third quarter of 2005.  No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the first quarter of 2007.

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

4.                                      Earnings (loss) per Share

Basic earnings (loss) per common share is calculated by dividing the net income by the weighted-average number of the Company’s common shares outstanding during the period. Diluted earnings (loss) per common share is calculated by dividing the net income by the sum of the weighted-average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options. The calculation of diluted earnings (loss) per common share excludes any potential conversion of options that would increase earnings per share.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

For the Years			For the Years
Ended December 31,			Ended December 31,
2007	2006		2007	2006
		Numerator:
$(551)	$3,687	Net income (loss)	$1,658	$11,547

		Denominator:
41,978,362	41,544,683	Weighted-average number of common shares outstanding - basic	41,955,989	41,592,507
—	109,420	Weighted-average effect of dilutive securities—stock options	140,261	83,175
41,978,362	41,654,103	Weighted-average number of common shares outstanding-diluted	42,096,250	41,675,682

$(0.01)	$0.09	Basic earnings (loss) per share	$0.04	$0.28

$(0.01)	$0.09	Diluted earnings (loss) per share	$0.04	$0.28

5.                                      Inventories

	December 31, 2007	December 31, 2006

Raw materials	$4,707	$3,682
Work-in-process	1,330	1,094
Finished goods	3,583	2,814
	$9,620	$7,590

6.                                      Accounts Payable and Accrued Liabilities

	December 31, 2007	December 31, 2006

Trade	$6,575	$4,688
Accrued liabilities	2,313	905
Employee-related items	3,016	5,347
	$11,904	$10,940

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

7.                                      Shareholders’ Equity

Stock Option Plan

The following is a summary of the number of common shares issuable pursuant to outstanding stock options:

For the Three-Month Periods			For the Years Ended
Ended December 31,			Ended December 31,
2007	2006		2007	2006

2,030,828	2,372,995	Balance, beginning of period	2,257,995	2,652,620
		Increase (decrease) resulting from:
—	—	Granted	420,000	330,000
(105,000)	(105,000)	Exercised	(670,500)	(647,333)
(50,000)	(10,000)	Cancelled	(131,667)	(26,667)
—	—	Expired	—	(50,625)
1,875,828	2,257,995	Balance, end of period	1,875,828	2,257,995

913,328	1,310,495	Exercisable at December 31	913,328	1,310,495

		As of December 31:
		Remaining unrecognized compensation cost related to non-vested stock options	$1,408	$1,708
		Weighted-average remaining requisite service period	1.7 years	1.9 years

		Weighted-average exercise price of options:
CDN$4.76	CDN$4.23	Outstanding, end of period	CDN$4.76	CDN$4.23
CDN$5.21	CDN$4.30	Exercisable, end of period	CDN$5.21	CDN$4.30
—	—	Granted	CDN$5.69	CDN$5.06
CDN$2.33	CDN$4.14	Exercised	CDN$3.49	CDN$3.41
CDN$4.70	CDN$6.65	Cancelled	CDN$5.17	CDN$6.20
—	—	Expired	—	CDN$3.33

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000’s)	Number Exercisable	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000’s)

CDN$2.01 - $2.50	355,001	5.47	CDN$2.36	CDN$1,403	5,001	0.62	CDN$2.30	CDN$20
CDN$2.51 - $3.00	37,500	5.62	CDN$2.63	CDN$138	—	—	—	—
CDN$3.01 - $3.50	15,000	0.84	CDN$3.25	CDN$46	15,000	0.84	CDN$3.25	CDN$46
CDN$3.51 - $4.00	—	—	—	—	—	—	—	—
CDN$4.01 - $4.50	125,000	1.00	CDN$4.30	CDN$251	125,000	1.00	CDN$4.30	CDN$251
CDN$4.51 - $5.00	130,000	1.61	CDN$4.70	CDN$209	130,000	1.61	CDN$4.70	CDN$209
CDN$5.01 - $6.65	1,213,327	3.64	CDN$5.58	CDN$895	638,327	2.67	CDN$5.52	CDN$507
	1,875,828	3.70	CDN$4.76	CDN$2,942	913,328	2.26	CDN$5.21	CDN$1,034

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense.

The following summarizes the number of DSUs issued and outstanding and its impact on SG&A:

For the Three-Month Periods			For the Years
Ended December 31,			Ended December 31,
2007	2006		2007	2006

230,018	227,604	Balance, beginning of period	230,447	199,868
—	2,843	Issued	—	30,579
—	—	Cancelled	(429)	—
230,018	230,447	Balance, end of period	230,018	230,447

$(265)	$138	DSU (recovery) expense	$(383)	$245

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

8.                                      Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each.  The Corporate and Other segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies in the 2006 annual Consolidated Financial Statements.

For the Three-Month Periods			For the Years
Ended December 31,			Ended December 31,
2007	2006		2007	2006
		PRODUCT SALES REVENUES
$5,766	$5,573	Radiopharmaceuticals	$23,216	$21,508
15,080	18,342	Manufacturing	54,926	64,731
(822)	(809)	Corporate and Other	(2,070)	(2,694)
$20,024	$23,106		$76,072	$83,545
		ROYALTY AND LICENSING REVENUES
$—	$(7)	Radiopharmaceuticals	$—	$(3)
—	—	Manufacturing	—	—
463	1,297	Corporate and Other	2,788	5,425
$463	$1,290		$2,788	$5,422
		TOTAL REVENUES
$5,766	$5,566	Radiopharmaceuticals	$23,216	$21,505
15,080	18,342	Manufacturing	54,926	64,731
(359)	488	Corporate and Other	718	2,731
$20,487	$24,396		$78,860	$88,967
		PRODUCT GROSS MARGIN
$2,801	$3,402	Radiopharmaceuticals	$12,976	$13,433
4,125	7,111	Manufacturing	13,390 (1)	23,215
(17)	(67)	Corporate and Other	88	(186)
$6,909	$10,446		$26,454	$36,462
		SELLING, GENERAL AND ADMINISTRATION EXPENSE
$1,570	$1,140	Radiopharmaceuticals	$5,382	$4,380
2,590	1,912	Manufacturing	6,362	6,487
2,520	2,620	Corporate and Other(2)	7,063	8,558
$6,680	$5,672		$18,807	$19,425
		RESEARCH AND DEVELOPMENT EXPENSE
$173	$392	Radiopharmaceuticals	$2,446	$2,372
—	—	Manufacturing	—	—
—	—	Corporate and Other	—	—
$173	$392		$2,446	$2,372
		SEGMENT INCOME (LOSS)(3)
$1,058	$1,863	Radiopharmaceuticals	$5,148	$6,678
1,535	5,199	Manufacturing	7,028	16,728
(2,074)	(1,390)	Corporate and Other	(4,187)	(3,319)
$519	$5,672		$7,989	$20,087
		DEPRECIATION AND AMORTIZATION
$280	$286	Radiopharmaceuticals	$1,096	$1,110
1,315	1,012	Manufacturing	4,390	3,688
95	85	Corporate and Other	355	337
$1,690	$1,383		$5,841	$5,135
		OPERATING INCOME (LOSS)(4)
$778	$1,577	Radiopharmaceuticals	$4,052	$5,568
220	4,187	Manufacturing	2,638	13,040
(2,169)	(1,475)	Corporate and Other	(4,542)	(3,656)
$(1,171)	$4,289		$2,148	$14,952

(1)       Includes $517 of insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

(2)       Stock-based compensation expense was recorded in SG&A in the amount of $312 in Q4, 2007 (Q4, 2006 - $232) and $1,202 in YTD, 2007 (YTD, 2006 - $968).

(3)       Income (loss) before depreciation and amortization, financing income, foreign exchange (loss) gain and income taxes.

(4)       Income (loss) before financing income, foreign exchange (loss) gain and income taxes.

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

IDENTIFIABLE ASSETS	December 31,	December 31,
	2007	2006
Radiopharmaceuticals	$19,560	$15,332
Manufacturing	68,117	54,162
Corporate and Other	40,257	36,468
	$127,934	$105,962

Geographic Segmentation

For the Three-Month Periods		Geographic Segmentation	For the Years
Ended December 31,		REVENUES(1)	Ended December 31,
2007	2006		2007	2006
$8,141	$10,759	Canada	$36,061	$39,891
11,865	13,336	United States	40,336	47,900
481	301	Other	2,463	1,176
$20,487	$24,396		$78,860	$88,967

(1)                                 Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s Property, Plant and Equipment, Goodwill and Intangible Assets are located in Canada.

Expenditures for Property, Plant and Equipment

For the Three-Month Periods			For the Years
Ended December 31,		Expenditures for Property, Plant and Equipment	Ended December 31,
2007	2006		2007	2006
$395	$493	Radiopharmaceuticals	$1,243	$1,434
1,817	1,597	Manufacturing	9,063	4,222
16	—	Corporate and Other	19	—
$2,228	$2,090		$10,325	$5,656

Product Sales Revenues by Major Product Groups

For the Three-Month Periods			For the Years
Ended December 31,		Product Sales Revenues by major product groups	Ended December 31,
2007	2006		2007	2006
$5,766	$5,573	Radiopharmaceuticals	$23,216	$21,508
10,162	14,132	Manufacturing - Sterile	38,620	51,529
4,918	4,210	Manufacturing - Non Sterile	16,306	13,202
199	36	Corporate and Other	686	295
(1,021)	(845)	Intercompany eliminations	(2,756)	(2,989)
$20,024	$23,106		$76,072	$83,545

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

For the Three-Month Periods			For the Years
Ended December 31,		Major Customers	Ended December 31,
2007	2006		2007	2006
18.0%	23.0%	Customer A	15.0%	23.0%
18.0%	22.0%	Customer B	19.0%	23.0%
9.0%	11.0%	Customer C	11.0%	10.0%
10.0%	9.0%	Customer D	10.0%	9.0%
55.0%	65.0%		55.0%	65.0%

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

9.                                      Contingency

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a fourth-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire.

On December 12, 2007 a hearing at the Superior Court of Justice of Ontario was held.  The judge ordered the plaintiff to serve a certification motion and full motion record by February 29, 2008.  On March 11, 2008, a status hearing will be held at the Superior Court of Justice.  No provisions have been taken pursuant to this claim.

10.                               Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.